Exhibit 99.1

Angeion Corporation
350 Oak Grove Parkway
St. Paul, MN 55127 USA
Telephone: (651) 484-4874
Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and CEO, (651) 484-4874
Dale Johnson, CFO, (651) 484-4874

Angeion Corporation Reports 22% Second Quarter Revenue Growth

Customers Respond Positively Toward New Cardiorespiratory Diagnostic Products

New Leaf Health & Fitness Products Contributing to Growth

SAINT PAUL, MN (June 14, 2005) — Angeion Corporation (NASDAQ SC: ANGN) today reported results for its second quarter ended April 30, 2005.  Total revenue increased by 21.7 percent to $6.0 million for the three months ended April 30, 2005 compared to $5.0 million for the same period in 2004.  The net loss for the three months ended April 30, 2005 was $238,000, or $0.07 per share, compared to a net loss of $879,000, or $0.24 per share, for the three months ended April 30, 2004.  For the six months ended April 30, total revenue increased 16.3 percent to $11.1 million in 2005 from $9.5 million in 2004.  The net loss for the six months ended April 30, 2005 was $949,000, or $0.26 per share, compared to a net loss of $1.6 million, or $0.45 per share, for the six months ended April 30, 2004.  The net losses for the three and six months ended April 30, 2004 included a $350,000 loss from discontinued operations.  Overall increases in operating expenses reflect planned investments in sales and marketing programs to support the growth in all of the Company’s products.

“Customer response has been very encouraging for the three new cardiorespiratory products introduced during the second quarter of 2005.  Also noteworthy is the acceptance we’re receiving from our Asian, European and South American markets where we’ve launched market specific products to meet international performance and pricing requirements,” commented Rodney A. Young, President and Chief Executive Officer.  “Additionally, we experienced a positive impact on our revenue as a result of innovative sales and marketing programs that resulted in new sales opportunities from non - traditional market segments.”

“Our New Leaf health and fitness products continued to gain sales momentum in the second quarter as a result of increased penetration into some of the nation’s leading health and fitness clubs.  Market awareness of the value that the New Leaf Active Metabolic Training™ system provides in delivering a science-based, individualized metabolic training program for consumers and fitness professionals is growing.  Evidence of this awareness is the increased number of international and domestic sales inquiries we have received over the past six months,” said Young.

— More —

“During the second quarter, we expanded our sales, account management, and field technical teams to support the growth we are experiencing in our cardiorespiratory diagnostic and New Leaf system sales.  We are continuing our focus on developing cardiorespiratory diagnostic and New Leaf products and programs that increase our hospital and physician office, as well as consumer, value.  We will continue to drive expansion of Angeion’s presence into broader market segments within the healthcare and health & fitness industries,” concluded Young.

Efforts to resolve issues related to the insurance indemnification claim for implantable cardiac defibrillators the Company formerly manufactured continue.  The Company anticipates that the trial associated with this matter would not occur before the spring of 2006.

A detailed discussion of the Company’s financial position and results of operations is contained in the Company’s Form 10-KSB for the year ended October 31, 2004 and Forms 10-QSB for the quarters ended January 31, 2005 and April 30, 2005.

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures, and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health.  The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf health and fitness brand (www.newleaf-online.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully introduce its New Leaf health and fitness products including its New Leaf weight loss program, (iii) the Company’s ability to achieve and maintain a level of revenue that enables it to attain profitability, (iv) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics’ products and claims associated with its prior cardiac stimulation products, (v) the Company’s ability to successfully resolve all issues in connection with ELA Medical’s claim for reimbursement and the Company’s product liability insurance coverage; (vi) the Company’s ability to protect its intellectual property, and (vii) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2004, and subsequently filed reports.

– Financials follow –

Angeion Corporation and Subsidiaries

Condensed Unaudited Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended April 30,		Six Months Ended April 30,
	2005	2004	2005	2004
Consolidated Statements of Operations
Revenue	$6,032	$4,956	$11,062	$9,511

Gross margin	2,988	2,303	5,321	4,361
Operating expenses	3,234	2,835	6,286	5,628
Interest income	8	3	16	8

Loss from continuing operations	(238)	(529)	(949)	(1,259)
Loss from discontinued operations	—	(350)	—	(350)
Net loss	(238)	(879)	(949)	(1,609)

Net loss per share – basic and diluted	$(0.07)	$(0.24)	$(0.26)	$(0.45)

	April 30, 2005	October 31, 2004
Consolidated Balance Sheets
Cash	$2,060	$2,390
Other current assets	7,323	7,398
Current assets of discontinued operations	700	700
Equipment and intangible assets	7,077	7,542
	$17,160	$18,030

Current liabilities	$4,281	$4,106
Current liabilities of discontinued operations	989	1,092
Shareholders’ equity	11,890	12,832
	$17,160	$18,030

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